SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               CALPINE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    131347304
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 12, 2008
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 60,895,208 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 60,895,208 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         60,895,208
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 3 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II Co-Investment Partnership, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 5,150,500 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 5,150,500 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,150,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 4 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 66,045,708 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 66,045,708 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         66,045,708
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P. with respect to 60,895,208 shares; and solely in its capacity as the sole general partner of SPO Partners II Co-Investment Partnership, L.P. with respect to 5,150,500 shares.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 5 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,204,753 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 3,204,753 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,204,753
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                                              Page 6 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,204,753 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 3,204,753 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,204,753
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 7 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)        [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            69,250,461 (1)(2)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (1)(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,250,461
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                    [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 66,045,708 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 3,204,753 of such shares. These shares may also be deemed to be beneficially owned by J. Stuart Ryan, solely as a result of his advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

(2) Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

                                                              Page 8 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)         [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            69,250,461 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,250,461
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                      [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                              Page 9 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)            [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            69,250,461 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,250,461
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 10 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Edward H. McDermott
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)            [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            69,250,461 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,250,461
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                       [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 11 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)             [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 7,749 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            69,250,461 (2)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 7,749 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,258,210
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                          [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These are shares of restricted stock awarded to Mr. Patterson in his capacity as a member of the board of directors of the Issuer.

(2) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp.

                                                             Page 12 of 20 pages
CUSIP No. 131347304

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         J. Stuart Ryan
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 5,029 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 5,029 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 69,250,461 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         69,255,490
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                            [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These are shares of restricted stock awarded to Mr. Ryan in his capacity as a member of the board of directors of the Issuer.

(2) These shares may be deemed to be beneficially owned by Mr. Ryan, solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners II, L.P in securities of the Issuer.

                                                             Page 13 of 20 pages

         This Amendment No. 2 amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on February 11, 2008 and as amended on August 12, 2008. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 422,969,381 total outstanding shares of Common Stock as reported on the Issuer's S-3 filed with the Securities and Exchange Commission on August 13, 2008.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 60,895,208 Shares, which constitutes approximately 14.4% of the outstanding Shares.

         SPO Co-Investment

         The aggregate number of Shares that SPO Co-Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,150,500 Shares, which constitutes approximately 1.2% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 66,045,708 Shares, which constitutes approximately 15.6% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,204,753 Shares, which constitutes approximately 0.8% of the outstanding Shares.

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,753 Shares, which constitutes approximately 0.8% of the outstanding Shares.

                                                             Page 14 of 20 pages

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,250,461 Shares in the aggregate, which constitutes approximately 16.4% of the outstanding Shares.

         JHS

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,250,461 Shares in the aggregate, which constitutes approximately 16.4% of the outstanding Shares.

         WEO

         Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,250,461 Shares in the aggregate, which constitutes approximately 16.4% of the outstanding Shares.

         WJP

         Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,258,210 Shares in the aggregate, which constitutes approximately 16.4% of the outstanding Shares.

         EHM

         Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,250,461 Shares, which constitutes approximately 16.4% of the outstanding Shares.

         JSR

         The aggregate number of Shares that JSR owns beneficially, pursuant to Rule 13d-3 of the Act, is 69,255,490, which constitutes approximately 16.4% of the outstanding Shares.

                                                             Page 15 of 20 pages

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,895,208 Shares.

         SPO Co-Investment

         Acting through its sole general partner, SPO Co-Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,150,500 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 66,045,708 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,753 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,753 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and through JSR in his advisory capacity, and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may be deemed to have shared power with JSR to vote or to direct the vote and to dispose or to direct the disposition of 69,250,461 Shares in the aggregate.

         JHS

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 69,250,461 Shares held by SPO, SPO Co-Investment and SFP in the aggregate.

         WEO

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 69,250,461 Shares held by SPO, SPO Co-Investment and SFP in the aggregate.

                                                             Page 16 of 20 pages

         WJP

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 69,250,461 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,749 shares of restricted stock awarded to WJP in his capacity as a director of the Issuer.

         EHM

         As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 69,250,461 Shares held by SPO, SPO Co-Investment and SFP in the aggregate.

         JSR

         Because of his advisory position in SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JSR may be deemed to have shared power with SPO Advisory Corp. to dispose or to direct the disposition of 69,250,461 Shares in the aggregate. In addition, JSR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,029 shares of restricted stock awarded to JSR in his capacity as a director of the Issuer.

         (c) Since the most recent filing on Schedule 13D, Reporting Persons acquired Shares through open market purchases on the New York Stock Exchange as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

                                                             Page 17 of 20 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

         Both WJP and JSR are members of the Board of Directors of the Issuer. On September 12, 2008, SPO, JHS, WJP, WEO, EHM and certain of their affiliates signatory thereto (together, the "SPO Parties") entered into a Rule 10b5-1 Purchase Plan (the "Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The Plan provides that subject to the terms and conditions of the Plan, Merrill Lynch will purchase up to $254 million in Shares. Purchases under the Plan will terminate on the earliest to occur of: (i) March 29, 2009, (ii) the completion of purchases of $254 million in Shares, (iii) the receipt by Merrill Lynch of written notice from SPO Advisory Corp., on behalf of the SPO Parties, of the termination of the Plan and (iv) the reasonable determination of SPO Advisory Corp. or Merrill Lynch that the Plan does not comply with Rule 10b5-1 or other applicable securities laws or any of the parties thereto have not complied with the Plan, Rule 10b5-1 or other applicable securities laws. The Plan may be amended only upon the written agreement of SPO Advisory Corp., on behalf of the SPO Parties, and Merrill Lynch.

         Otherwise, except as set forth herein, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Agreement pursuant to Rule 13d-1 (k)

                                                             Page 18 of 20 pages





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 12, 2008                  By:   /s/ Kim M. Silva
                                             ---------------------------------
                                                   Kim M. Silva

                                             Attorney-in-Fact for:

                                             SPO PARTNERS II, L.P. (1)
                                             SPO PARTNERS II CO-INVESTMENT
                                                  PARTNERSHIP, L.P. (1)
                                             SPO ADVISORY PARTNERS, L.P. (1)
                                             SAN FRANCISCO PARTNERS II, L.P. (1)
                                             SF ADVISORY PARTNERS, L.P. (1)
                                             SPO ADVISORY CORP. (1)
                                             JOHN H. SCULLY (1)
                                             WILLIAM E. OBERNDORF (1)
                                             WILLIAM J. PATTERSON (1)
                                             EDWARD H. MCDERMOTT (1)
                                             J. STUART RYAN (1)


                                             (1) A Power of Attorney
                                             authorizing Kim M. Silva to
                                             act on behalf of this
                                             person or entity has been
                                             previously filed with the
                                             Securities and Exchange
                                             Commission.

                                                             Page 19 of 20 pages



                           SCHEDULE I TO SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------
                                                                             PRICE PER SHARE         WHERE/HOW
                               DATE OF                            NUMBER     ($)/ CONVERSION        TRANSACTION
     REPORTING PERSON        TRANSACTION          TYPE          OF SHARES         RATIO               EFFECTED
---------------------------------------------------------------------------------------------------------------------

None


                                                             Page 20 of 20 pages


                                  EXHIBIT INDEX


EXHIBIT                   DOCUMENT DESCRIPTION
--------------------------------------------------------------------------------
A                         Agreement Pursuant to Rule 13d-1 (k)
--------------------------------------------------------------------------------